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                            January 23, 2023

       Richard Haderer
       Chief Financial Officer and Director
       Wolverine Resources Corp.
       #55-11020-Williams Road
       Richmond, British Columbia, Canada V7A 1X8

                                                        Re: Wolverine Resources
Corporation
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2021
                                                            Filed September 14,
2022
                                                            File No. 000-53767

       Dear Richard Haderer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K

       Mineral Properties, page 5

   1. We note you incorporate by reference, a technical report filed with the Canadian
                                                        Authorities on SEDAR.
Please file an S-K 1300 compliant technical report on EDGAR in the event you wish to
incorporate this technical report by reference, otherwise please remove this statement
from your filing.
   2. Please state which of your properties, if any, are material and provide complete summary property disclosure for
both your Frog and Cache properties, as required by Item 1303(B)
                                                        of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Haderer
Wolverine Resources Corp.
January 23, 2023
Page 2

       You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.



FirstName LastNameRichard Haderer                        Sincerely,
Comapany NameWolverine Resources Corp.
                                                         Division of
Corporation Finance
January 23, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName